UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 30, 2025

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

On May 29, 2023, Oasis Investments II Master Fund Ltd. and Lorelei Ncc Inc. (“Plaintiffs”) commenced a Derivative Action (“Action”) in New York State Supreme Court (“Court”) against some Fang's executives and their affiliates (“Defendants”). Lorelei Ncc Inc. withdrew from this Action in the middle of it.

After lengthy legal proceedings and negotiations, all the parties involved in the Action have reached a settlement detailed in this Stipulation of Settlement. This Stipulation states all the key terms of settlement and resolution of the Action and is intended by the Parties to fully and finally resolve, discharge, and settle the related claims, subject to the approval of the Court.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Stipulation of Settlement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

Date: October 30, 2025	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman